AMERICAN COMMUNITY PROPERTIES TRUST
222 SMALLWOOD VILLAGE CENTER
ST. CHARLES MD 20602

VIA EDGAR

November 13, 2006

Ms. Cicely LaMothe
Branch Chief, Division of Corporate Finance
and
Mr. Jorge Bonilla
Senior Staff Accountant, Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  American Community Properties Trust
        File No. 1-14369
        Form 10-K for the year ended December 31, 2005
        Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006

Dear Ms. LaMothe and Mr. Bonilla:

This letter represents our response to your comment letter dated October 30, 2006 with respect to the staff’s review of the above-referenced filings. For your convenience, we have restated and responded to each of the staff’s comments below.

Form 10-K
Item 7. Management’s Discussion and Analysis
Intercompany Dividend Restrictions

1.
In light of the disclosure in this section, it appears that the net assets held by your consolidated subsidiaries may be restricted. Please explain to us how you considered the guidance in Rule 4-08(e) of Regulation S-X to determine whether the disclosure required by this rule, and Schedule I required by Rule 5-04, should be provided. In performing your analysis, please consider the collective impact of all restrictions within the scope of Rule 4-08(e)(3) as they relate to each consolidated subsidiary at the balance sheet date.

Response:
The Company believes that it has appropriately considered the disclosure requirements as it relates to dividend restrictions and restricted net equity. Rule 4-08(e)(3) requires that the disclosures be provided when “the restricted net assets of consolidated and unconsolidated subsidiaries and the parent’s equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.” For the year ended December 31, 2005, the reported net assets of the Company were $34,490,000, which established a threshold for this disclosure at $8,622,500.

The restrictions described in the “Intercompany Dividend Restrictions” disclosure relate primarily to our consolidated apartment partnerships and two of our Puerto Rico subsidiaries, LDA and Torres. Related to the apartment partnerships, the dividend restriction described in the disclosure are generally required by regulatory requirements. However, as of December 31, 2005, these consolidated apartment partnerships have negative equity balances as a result of accumulated losses and or distributions in excess of the partner’s basis in the partnerships. In addition, ACPT’s equity in its consolidated partnerships is also either negative or zero. Because equity is either negative or zero, we do not consider any of the parent company’s net assets related to its ownership in these partnerships restricted.

The dividend restriction disclosure also describes certain loan covenants included within a working capital loan and a construction loan for our subsidiaries, LDA and Torres, respectively. As described, these restrictions require lender approval prior to making cash distributions in excess of distributions to pay income taxes on LDA’s and Torres’ generated taxable income, unless certain conditions exist that provide for adequate working capital for debt service and operations for the following twelve months. As of December 31, 2005, the Company has calculated that $3,668,000 of net asset restrictions result under these debt covenants for LDA and Torres combined, which is less than the thresholds as required by Rule 4-08(e)(3) and Rule 5-04.

Because the prescribed thresholds were not exceeded, management of the Company believes that the additional disclosures and Schedule I are not required to be filed in accordance with rules 4-08(e)(3) and 5-04, respectively.

Note (2) Basis of Presentation and Summary of Significant Accounting Policies
Summary of Significant Accounting Policies
Impairment of Long-lived Assets
2.
We noted that you carry rental properties, homebuilding inventory, land and development costs at the lower of cost or fair value. Using the guidance in paragraph 24 of SFAS 67, please clarify and distinguish for us your impairment policy for:

•	Substantially completed real estate projects that are to be sold; and
•
Real estate held for development, including property to be developed in the future as well as property currently under development, and to real estate projects that are substantially completed and that are to be held and used.

Response
We address our impairment policy in Note 2 under the caption “Impairment of Long-lived Assets” within our Annual Report on Form 10-K for the year ended December 31, 2005 and references provided to that disclosure as reported on Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006. In response to the Staff's comments, the company will expand our impairment policy disclosures for our different types of long-lived assets in future filings as follows:

“ACPT carries its rental properties, homebuilding inventory, land and development costs at the lower of cost or fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For real estate assets such as our rental properties which the Company plans to hold and use, which includes property to be developed in the future, property currently under development and real estate projects that are completed or substantially complete, we evaluate whether the carrying amount of each of these assets will be recovered from their undiscounted future cash flows arising from their use and eventual disposition. If the carrying value were to be greater than the undiscounted future cash flows, we would recognize an impairment loss to the extent the carrying amount is not recoverable. Our estimates of the undiscounted operating cash flows expected to be generated by each asset are performed on an individual project basis and based on a number of assumptions that are subject to economic and market uncertainties, including, among others, demand for apartment units, competition, changes in market rental rates, and costs to operate and complete each project.

The Company evaluates, on an individual project basis, whether the carrying value of its substantially completed real estate projects, such as our homebuilding inventory that are to be sold, will be recovered based on the fair value less cost to sell. If the carrying value were to be greater than the fair value less costs to sell, we would recognize an impairment loss to the extent the carrying amount is not recoverable. Our estimates of the fair value less costs to sell are based on a number of assumptions that are subject to economic and market uncertainties, including, among others, comparable sales, demand for commercial and residential lots and competition. The Company performed similar reviews for land held for future development and sale considering such factors as the cash flows associated with future development expenditures. Should this evaluation indicate an impairment has occurred, the Company will record an impairment charge equal to the excess of the historical cost over fair value less costs to sell.”

The disclosure above has been included within our Form 10-Q for the quarter ended September 30, 2006, which was filed on November 13, 2006.

We acknowledge that ACPT is responsible for the adequacy and accuracy of the disclosures in our filings. We further acknowledge that staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings. Finally, we acknowledge that ACPT may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of further assistance, please feel free to contact us at 301-843-8600.

Sincerely,

AMERICAN COMMUNITY PROPERTIES TRUST

/s/ Cynthia L. Hedrick
Cynthia L. Hedrick
Chief Financial Officer

/s/ Matthew M. Martin
Matthew M. Martin
Chief Accounting Officer

cc:  J. Michael Wilson
     Edwin L. Kelly